UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                    CKX, INC.
 ______________________________________________________________________________
                                (Name of Issuer)
                     COMMON STOCK, $.01 PAR VALUE PER SHARE
 ______________________________________________________________________________
                         (Title of Class of Securities)

                                    12562M106
 ______________________________________________________________________________
                     (CUSIP Number of Class of Securities)

                                           with a copy to:

       Robert F.X. Sillerman               Howard J. Tytel
       c/o CKX, Inc.                       CKX, Inc.
       650 Madison Avenue, 16th Floor      650 Madison Avenue, 16th Floor
       New York, New York 10022            New York, New York 10022
       Tel. No.: (212) 838-3100            Tel. No.: (212) 838-3100
 ______________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 5, 2007

 ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 12562M106                 SCHEDULE 13D/A                  Page 2 of 17
--------------------------------------------------------------------------------

         1.   NAME OF REPORTING PERSON: ROBERT F.X. SILLERMAN

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [__]
                                                                 (b) [__]
--------------------------------------------------------------------------------
         3.   SEC USE ONLY

--------------------------------------------------------------------------------
         4.   SOURCE OF FUNDS
              BK, OO

--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [__]
--------------------------------------------------------------------------------
         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
--------------------------------------------------------------------------------
               NUMBER OF               7.       SOLE VOTING POWER
                SHARES                          23,681,565 (SEE ITEM 5)
             BENEFICIALLY     --------------------------------------------------
               OWNED BY                8.       SHARED VOTING POWER
            EACH REPORTING                      9,692,096(1) (SEE ITEM 5)
                PERSON        --------------------------------------------------
                 WITH                  9.       SOLE DISPOSITIVE POWER
                                                23,681,565 (SEE ITEM 5)
                              --------------------------------------------------
                                      10.      SHARED DISPOSITIVE POWER
                                                9,692,096(1) (SEE ITEM 5)
--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,373,661(2)
--------------------------------------------------------------------------------
         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                     [__]
--------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              34.4% OF COMMON STOCK(3)
--------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------
(1) includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse, (iii) 6,135,704 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner; and (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership owned by Mr. Sillerman and a trust for the benefit of Mr. Sillerman's descendants.

(2) includes (i) 23,681,565 shares of Common Stock owned of record by Mr. Sillerman, (ii) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse, (iii) 6,135,704 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner; and (iv) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership owned by Mr. Sillerman and a trust for the benefit of Mr. Sillerman's descendants.

(3) Based on 97,051,551 shares of Common Stock of CKX, Inc. outstanding on March 27, 2007.

--------------------------------------------------------------------------------
CUSIP No. 12562M106                 SCHEDULE 13D/A                  Page 3 of 17
--------------------------------------------------------------------------------
         1. NAME OF REPORTING PERSON: SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP L.P.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4160637
--------------------------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [__]
                                                                 (b) [__]
--------------------------------------------------------------------------------
         3.   SEC USE ONLY

--------------------------------------------------------------------------------
         4.   SOURCE OF FUNDS
              BK, OO

--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [__]
--------------------------------------------------------------------------------
         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF               7.       SOLE VOTING POWER
                SHARES                          -0-
             BENEFICIALLY     --------------------------------------------------
               OWNED BY                8.       SHARED VOTING POWER
            EACH REPORTING                      6,135,704 (SEE ITEM 5)
                PERSON        --------------------------------------------------
                 WITH                  9.       SOLE DISPOSITIVE POWER
                                                -0-
                              --------------------------------------------------
                                      10.      SHARED DISPOSITIVE POWER
                                                6,135,704 (SEE ITEM 5)
--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,135,704
--------------------------------------------------------------------------------
         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                     [__]
--------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.3% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

(1) Based on 97,051,551 shares of Common Stock of CKX, Inc. outstanding on March 27, 2007.

--------------------------------------------------------------------------------
CUSIP No. 12562M106                 SCHEDULE 13D/A                  Page 4 of 17
--------------------------------------------------------------------------------
         1.   NAME OF REPORTING PERSON: SILLERMAN CAPITAL HOLDINGS, L.P.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
--------------------------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [__]
                                                                 (b) [__]
--------------------------------------------------------------------------------
         3.   SEC USE ONLY

--------------------------------------------------------------------------------
         4.   SOURCE OF FUNDS
              BK, OO

--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [__]
--------------------------------------------------------------------------------
         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF               7.       SOLE VOTING POWER
                SHARES                          -0-
             BENEFICIALLY     --------------------------------------------------
               OWNED BY                8.       SHARED VOTING POWER
            EACH REPORTING                      2,556,392 (SEE ITEM 5)
                PERSON        --------------------------------------------------
                 WITH                  9.       SOLE DISPOSITIVE POWER
                                                -0-
                              --------------------------------------------------
                                      10.       SHARED DISPOSITIVE POWER
                                                2,556,392 (SEE ITEM 5)
--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,392
--------------------------------------------------------------------------------
         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                     [__]
--------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.6% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

(1) Based on 97,051,551 shares of Common Stock of CKX, Inc. outstanding on March 27, 2007.

--------------------------------------------------------------------------------
CUSIP No. 12562M106                 SCHEDULE 13D/A                  Page 5 of 17
--------------------------------------------------------------------------------
         1.   NAME OF REPORTING PERSON: SIMON FULLER

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [__]
                                                                 (b) [__]
--------------------------------------------------------------------------------
         3.   SEC USE ONLY

--------------------------------------------------------------------------------
         4.   SOURCE OF FUNDS
              BK, OO

--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [__]
--------------------------------------------------------------------------------
         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED KINGDOM

--------------------------------------------------------------------------------
               NUMBER OF               7.       SOLE VOTING POWER
                SHARES                          1,507,315(SEE ITEM 5)
             BENEFICIALLY     --------------------------------------------------
               OWNED BY                8.       SHARED VOTING POWER
            EACH REPORTING                      -0-
                PERSON        --------------------------------------------------
                 WITH                  9.       SOLE DISPOSITIVE POWER
                                                1,507,315 (SEE ITEM 5)
                              --------------------------------------------------
                                      10.       SHARED DISPOSITIVE POWER
                                                -0-
--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,315
--------------------------------------------------------------------------------
         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                     [__]
--------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.6% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------
(1) Based on 97,051,551 shares of Common Stock of CKX, Inc. outstanding on March 27, 2007.

                                 SCHEDULE 13D/A

                               Introductory Note

Amendment No. 3 (this "Statement") amends the Schedule 13D originally filed by RFX Acquisition LLC, a Delaware limited liability company ("RFX"), and Robert F.X. Sillerman ("Sillerman") on December 23, 2004 with respect to the common stock, par value $.01 per share ("Common Stock"), of CKX, Inc. (the "Company" or the "Issuer") (the initial Schedule 13D is herein referred to as the "Original 13D") and Amendment No. 1 to the Original 13D filed by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the "Partnership"), Howard J. Tytel ("Tytel"), Mitchell J. Slater ("Slater") and Thomas P. Benson ("Benson"), on February 11, 2005 ("Amendment No. 1") and Amendment No. 2 to the Original 13D filed by Sillerman and the Partnership on January 4, 2006. Sillerman, the Partnership, Sillerman Capital Holdings, L.P. ("Capital Holdings") and Simon Fuller ("Fuller", and together with Sillerman, the Partnership and Capital Holdings, the "Reporting Persons") are jointly filing this Statement. Unless specifically amended hereby, Amendment No. 1 or Amendment No. 2, as applicable, the disclosures set forth in the Original 13D, Amendment No. 1 and Amendment No. 2 shall remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of Amendment No. 1 is hereby amended and restated in its entirety to read as follows:

         (a) This statement is being filed jointly by the Reporting Persons.
Item 5 to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the partners who functions as general partner of the Partnership and each of the partners who functions as a general partner of Capital Holdings and of each of the persons who controls each such general partner and such information is incorporated herein by reference.

         (b) Sillerman has his principal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022. Each of the Partnership and Capital Holdings has its principal office at 157 East 70th Street, New York, New York 10021.

         (c) The principal business of Sillerman is his present occupation as the Chief Executive Officer and Chairman of the Board of the Issuer. The principal business of each of the Partnership and Capital Holdings consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

         (d) The principal business of Fuller is his present occupation as Chief Executive Officer of 19 Entertainment Limited, a wholly owned subsidiary of the Issuer, and as a Director and Member of the Office of the Chairman of the Issuer.

         (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who controls the general partner of the Partnership and each of the partners who controls the general partner of Capital Holdings set forth in Item 5 of this Statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and each of the partners who functions as general partner of Capital Holdings and each of the persons who controls each such general partner set forth in Item 5 of this Statement, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Sillerman is a United States citizen. Each of the Partnership and Capital Holdings is organized under the laws of Delaware.

         (g) Fuller is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Item 3 of Amendment No. 2 is hereby amended and supplemented with the following disclosure:

         It is anticipated that the Merger described under Item 4 below will be financed through a combination of equity and debt financing, with equity constituting approximately $600 million of the overall financing package. The proceeds of the financing will be used by Parent (as defined in Item 4 below) to pay the aggregate Merger Consideration (as defined in Item 4 below) and related fees and expenses of the transactions contemplated by the Merger Agreement (as defined in Item 4 below). Although Parent has not received any financing commitments to date, Parent has advised the Company that it has received "cold comfort" indications for financing sufficient to consummate the proposed transaction. Parent has 60 days from the date of the Merger Agreement to deliver financing commitment letters to the Company from equity investors and financial institutions committing to provide an amount sufficient to pay the total amount of the Merger Consideration. Sillerman and Fuller, as well as certain other members of senior management of the Company are expected to contribute shares of Common Stock representing approximately $200 million to Parent as part of the financing, with Sillerman contributing a substantial portion of the contributed shares and Fuller contributing his entire equity ownership in the Company. The Company and its subsidiaries have agreed to use their commercially reasonable efforts to cooperate with Parent's financing sources to finalize Parent's financing commitments. Completion of the Merger is not conditioned upon Parent receiving financing.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of Amendment No. 2 is hereby amended and supplemented with the following disclosure:

         Merger Agreement and Management Cooperation Agreement

         On June 1, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with 19X, Inc., a Delaware corporation ("Parent"), and 19X

Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub").

         Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, and as a result, the Company will continue as the surviving corporation and as a wholly owned subsidiary of Parent (the "Merger"). All of Parent's capital stock is currently owned by Sillerman and Fuller. Sillerman and Fuller, as well as certain other members of senior management of the Company, are expected to contribute shares of Common Stock representing approximately $200 million to Parent, with Sillerman contributing a substantial portion of the contributed shares and Fuller contributing his entire equity ownership in the Company, as described under Item 3 above.

         At the effective time of the Merger, each outstanding share of Common Stock will be cancelled and converted into the right to receive $13.75 in cash, without interest (the "Merger Consideration"). Also at the effective time of the Merger, each outstanding share of Series B Convertible Preferred Stock of the Company ("Series B Preferred Stock") will, at the election of the holder, (i) be canceled and converted into the right to receive the consideration contemplated by the terms of the Company's Certificate of Incorporation, or (ii) subject to the terms of the Merger Agreement, remain outstanding as a share of Series B Preferred Stock with terms identical to the terms of the shares of Series B Preferred Stock currently outstanding, and each outstanding share of Series C Convertible Preferred Stock of the Company ("Series C Preferred Stock") automatically will (x) in the event the holder of Series B Preferred Stock chooses to receive the consideration specified in clause (i) above, be canceled and converted into the right to receive the Merger Consideration, or (y) in the event that the holder of the Series B Preferred Stock chooses to receive the consideration specified in clause (ii) above, subject to the terms of the Merger Agreement, remain outstanding as a share of Series C Preferred Stock with terms identical to the terms of the shares of Series C Preferred Stock currently outstanding.

         Consummation of the Merger is subject to various customary closing conditions, including approval of the transaction by the Company's stockholders, absence of a "material adverse effect" on the Company and receipt of regulatory approvals, as well as to the distribution by the Company of 50% of its interest in FXLR (as defined below) to its stockholders (as more fully described below), stockholders of the Company holding no more than 7.5% of the outstanding Common Stock exercising appraisal rights under Delaware law, and there being no pending litigation which has the effect of preventing the consummation of Parent's financing on terms substantially similar to the terms set forth in financing commitment letters to be obtained by Parent, as described in Item 3 above.

         The Company's Board of Directors, acting upon the unanimous recommendation of a special committee comprised entirely of independent directors (the "Special Committee"), has (except for directors affiliated with Parent or Merger Sub, who abstained) unanimously approved the Merger Agreement and recommended that the Company's stockholders adopt the Merger Agreement and approve the Merger. The Special Committee engaged Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey") to serve as independent financial advisor to the Special Committee. On June 1, 2007, Houlihan Lokey delivered an opinion to the Special Committee and the Board of Directors that as of the date of the opinion, the Merger Consideration to be received by holders of the Company's Common Stock is fair from a financial point of view to such holders (other than holders of Common Stock that are affiliated with Parent).

         Pursuant to a Management Cooperation Agreement entered into with the Company in connection with the Merger Agreement, Sillerman and Fuller and certain other members of senior management of the Company have agreed to vote their shares of Common Stock in favor of the Merger. In addition, they have agreed to vote their shares in favor of an alternative agreement entered into by the Company during the "go shop" period (as more fully described below) with respect to an offer that the Board of Directors, acting through the Special Committee, deems more favorable than the transactions contemplated by the Merger Agreement to the stockholders of the Company, from a financial point of view, provided that such alternative agreement provides for a cash purchase price of at least $0.25 per share greater than the Merger Consideration.

         The Merger Agreement contains a "go-shop" provision, pursuant to which, for 45 days after the date of the Merger Agreement, the Company, under the direction of the Special Committee, is permitted to solicit competing proposals, terminate the Merger Agreement and enter into an alternative agreement with respect to a "superior proposal" (an offer that the Board of Directors, acting through the Special Committee, deems more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement, from a financial point of view) without the payment of any expenses or a termination fee to Parent. Houlihan Lokey will conduct the solicitation of competing proposals on behalf of the Company during such 45-day period, under the direction of the Special Committee. Following the "go shop" period, the Company is subject to a "no shop" restriction on its ability to solicit third-party acquisition proposals or engage in discussions or negotiations with respect to such proposals (other than proposals from parties that submitted a written indication of interest during the "go shop" period that the Board of Directors, acting through the Special Committee, believes could result in a "superior proposal").

         The Company may terminate the Merger Agreement after the "go shop" and enter into an alternative agreement if its Board of Directors, acting through the Special Committee, determines in good faith that the agreement constitutes a "superior proposal", and otherwise complies with the terms of the Merger Agreement, including (if Parent has failed to make an offer that is at least as favorable from a financial point of view as the superior proposal) payment of Parent's and its affiliates' actual out-of-pocket fees and expenses up to a maximum of $10 million. The Company must also pay Parent's and its affiliates' fees and expenses (up to $10 million) if Parent or the Company terminates the Merger Agreement following the failure by the Company's stockholders to approve the Merger (so long as Sillerman and his affiliates parties thereto have complied in all material respects with the Management Cooperation Agreement), or if Parent terminates the Merger Agreement due to a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement, or the occurrence of a "material adverse effect" on the Company (other than in certain circumstances a breach or material adverse effect caused by the Company's management), in each case which prevents the Merger from closing by February 25, 2008 (the "Outside Date"), or due to the occurrence of a "triggering event" (defined generally as the Board of Directors failing to recommend the Merger Agreement for adoption by the Company's stockholders or withdrawing or changing its recommendation in a manner adverse to Parent or approving or recommending an alternative transaction, or the Company materially breaching its covenant relating to the meeting of stockholders for approval of the Merger (and related SEC filings) or the "no shop" covenant). The Merger Agreement further provides that upon termination due to a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub which prevents the Merger from closing by the Outside Date, a material breach of the Management Cooperation Agreement by Sillerman or his affiliates that are parties thereto, or a failure by Parent to obtain the necessary financing by the Outside Date, Parent must pay to the Company a termination fee of $37 million, payable at the option of Parent in cash or Common Stock valued at a price of $12.00 per share. If the failure by Parent to obtain financing is due to pending litigation with respect to the transaction and all other closing conditions have been satisfied, the Outside Date may be extended to April 25, 2008. If Parent is unable to consummate the financing by this extended Outside Date due to the pending litigation, Parent must pay the Company's actual out-of-pocket fees and expenses up to a maximum of $15 million. Sillerman has guaranteed the payment by Parent of the termination fees described above.

         The foregoing summary of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and Management Cooperation Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and incorporated in this Item 4 by reference.

         The parties expect to close the transaction during the fourth quarter of 2007.

         Investment in FX Luxury Realty, LLC

         On June 1, 2007, the Company acquired 50% of the common membership interests in FX Luxury Realty, LLC, a Delaware limited liability company ("FXLR") engaged in the ownership and development of real estate-based projects. The consideration for the acquired interests (the "FXLR Investment") was $100 million, paid in cash at closing. Simultaneous with the Company's investment in FXLR, FXLR entered into a worldwide license agreement with Elvis Presley Enterprises, Inc., a 85% owned subsidiary of CKX, granting FXLR the exclusive right to utilize Elvis Presley-related intellectual property in connection with the development, ownership and operation of Elvis Presley-themed hotels, casinos and certain other real estate-based projects and attractions around the world. FXLR also entered into a worldwide license agreement with Muhammad Ali Enterprises LLC, a 80% owned subsidiary of CKX, granting FXLR the right to utilize Muhammad Ali-related intellectual property in connection with Muhammad Ali-themed hotels and certain other real estate-based projects and attractions.

         Flag Luxury Properties LLC, a Delaware limited liability company and private real estate development company ("Flag"), owns the other 50% common membership interests in FXLR and retains a $45 million preferred priority distribution right, which amount will be payable upon the consummation of certain predefined capital transactions. Sillerman, owns, directly and indirectly, an approximate 30% interest in Flag.

         Under the terms of the purchase agreement governing the FXLR Investment (the "Membership Interest Purchase Agreement"), the Company has agreed to distribute one-half of its interests in FXLR (representing a 25% common membership interests therein) to its stockholders through a registered distribution, on the basis of one share of FXLR for each CKX share held by such stockholders as of a to be determined record date. Completion of this distribution is a condition to the Merger.

         In connection with the FXLR Investment, the Company, FXLR, Flag, Sillerman and certain other members of Flag entered into a Repurchase Agreement (the "Repurchase Agreement") designed to ensure the value of the Company's investment in FXLR under certain limited circumstances. Specifically, if none of certain specified events designed to establish the value of the FXLR Investment at its original purchase price have occurred prior to the second anniversary of the date of the stockholder distribution (as described above), Flag, Sillerman and certain other members of Flag shall be required to contribute such number of shares of FXLR back to FXLR as would result in the shares held by the Company and its holders being worth the aforementioned purchase price. If the Merger Agreement (as described above) closes, the Company becomes subject to the contribution obligation along with Flag, Sillerman and the specified members of Flag, each in a proportionate amount based on share ownership, with the intent that the value of the shares of FXLR distributed to the Company's stockholders in the distribution continue to retain their proportionate value of the original FXLR Investment.

         The foregoing summary of the Membership Interest Purchase Agreement and the Repurchase Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Membership Interest Purchase Agreement and the Repurchase Agreement, which are attached hereto as Exhibits 4 and 5, respectively, and incorporated in this Item 4 by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Amendment No. 2 is amended and restated in its entirety to read as follows:

         (a) Sillerman beneficially owns (i) directly 23,681,565 shares of Common Stock and (ii) indirectly 9,692,096 shares of Common Stock (consisting of
(A) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse, (B) 6,135,704 shares of Common Stock owned of record by the Partnership, in which Mr. Sillerman is the sole stockholder of the general partner; and (C) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership owned by Mr. Sillerman and a trust for the benefit of Mr. Sillerman's descendants), which in the aggregate represents approximately 34.4% of the Common Stock of the Issuer based on 97,051,551 shares of Common Stock outstanding on March 27, 2007. Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Sillerman is the sole shareholder of Sillerman Capital Holdings, Inc., the general partner of Capital Holdings. Sillerman disclaims beneficial ownership of
(i) the shares of Common Stock held of record by each of the Partnership and Capital Holdings, to the extent he may be deemed to have an interest in such shares through the Partnership or Capital Holdings, respectively, and (ii) all shares of Common Stock held of record by his spouse.

         The Partnership beneficially owns directly 6,135,704 shares of Common Stock, which in the aggregate represents approximately 6.3% of the Common Stock of the Issuer based on 97,051,551 shares of Common Stock outstanding on March 27, 2007.

         Capital Holdings beneficially owns directly 2,556,392 shares of Common Stock, which in the aggregate represents approximately 2.6% of the Common Stock of the Issuer based on 97,051,551 shares of Common Stock outstanding on March 27, 2007.

         Fuller beneficially owns directly 1,507,315 shares of Common Stock, which in the aggregate represents approximately 1.6% of the Common Stock of the Issuer based on 97,051,551 shares of Common Stock outstanding on March 27, 2007.

         Except as disclosed in this Item 5(a) and Item 4, as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls each such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.

         By virtue of the relationships among the Reporting Persons, the Reporting Persons may be deemed to constitute a "group" within the meaning of
Section 13(d) of the Act, and each Reporting Person may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons. Neither the filing of this Schedule 13D, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares of any other Reporting Person referred to herein, or is a member of any "group" within the meaning of Section 13(d) of the Act or for any other purpose. Each Reporting Person also disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person.

         (b) Sillerman has sole voting power and sole dispositive power with respect to 23,681,565 shares of Common Stock and has shared voting power and shared dispositive power with respect to 9,692,096 shares of Common Stock (consisting of (A) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse, (B) 6,135,704 shares of Common Stock owned of record by the Partnership, in which Mr. Sillerman is the sole stockholder of the general partner; and (C) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership owned by Mr. Sillerman and a trust for the benefit of Mr. Sillerman's descendants). Ms. Sillerman's present business address is c/o Sillerman Commercial Holdings Partnership L.P., 157 East 70th Street, New York, New York 10021, her present principal occupation is charity work, and she is a United States citizen. Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Each of Sillerman Investment Corporation and the Partnership have their principal office at 157 East 70th Street, New York, New York 10021, their principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities, and they are both organized under the laws of the State of Delaware. The Sillerman 2006 GP Trust is the sole shareholder of Sillerman Capital Holdings, Inc., the general partner of Capital Holdings, and Sillerman is the settlor of such trust and has the power to appoint the trustee thereof. Each of Sillerman Capital Holdings, Inc. and Capital Holdings have their principal office at 157 East 70th Street, New York, New York 10021, their principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities, and they are both organized under the laws of the State of Delaware.

         The Partnership has shared voting power and shared dispositive power with respect to 6,135,704 shares of Common Stock. Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Sillerman has his principal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022, his principal business is his present occupation as the Chief Executive Officer and Chairman of the Board of the Issuer, and he is a United States citizen.

         Capital Holdings has shared voting power and shared dispositive power with respect to 2,556,392 shares of Common Stock. The Sillerman 2006 GP Trust is the sole shareholder of Sillerman Capital Holdings, Inc., the general partner of Capital Holdings, and Sillerman is the settlor of such trust and has the power to appoint the trustee thereof. Sillerman has his prinicpal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022, his principal business is his present occupation as the Chief Executive Officer and Chairman of the Board of the Issuer, and he is a United States citizen.

         Fuller has sole voting power and sole dispositive power with respect to 1,507,315 shares of Common Stock. Fuller has his principal office at c/o 19 Entertainment Limited, 33 Ransomes Dock, 35 - 37 Parkgate Road, London, SW11 4NP. His principal business is his present occupation as Chief Executive Officer of 19 Entertainment Limited, a subsidiary of the Issuer, and as a Director and Member of the Office of the Chairman of the Issuer. He is a citizen of the United Kingdom.

         To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Except for as described herein and as previously described in this
Item 5 and in Item 3 and Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons during the last 60 days.

         (d) To the knowledge of the Reporting Persons, only the Reporting Persons and the other persons or entities listed in response to this Item 5 and in response to Item 2 above will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 to this Statement contains a description of the Management Cooperation Agreement entered into by Sillerman and Fuller and certain other members of senior management of the Company in connection with the Merger Agreement and such information is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of Amendment No. 2 is amended by adding the following exhibits thereto:

Exhibit 1 Joint Filing Agreement and Power of Attorney between Sillerman, the Partnership, Capital Holdings and Fuller, dated as of June 5, 2006.

Exhibit 2 Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (Previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed June 1, 2007, and incorporated herein by reference).

Exhibit 3 Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto. (Previously filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 1, 2007, and incorporated herein by reference).

Exhibit 4 Membership Interest Purchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., and Flag Luxury Properties, LLC. (Previously filed as Exhibit 2.3 to the Company's Current Report on Form 8-K filed June 1, 2007, and incorporated herein by reference).

Exhibit 5 Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos. (Previously filed as Exhibit 2.4 to the Company's Current Report on Form 8-K filed June 1, 2007, and incorporated herein by reference).






--------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2007

                                      /s/ ROBERT F. X.SILLERMAN
                                      --------------------------
                                      ROBERT F. X. SILLERMAN


                                      SILLERMAN COMMERCIAL HOLDINGS
                                      PARTNERSHIP L.P.

                                      By: Sillerman Investment Corporation,
                                          its General Partner

                                      By: /s/ ROBERT F. X. SILLERMAN
                                          --------------------------
                                          ROBERT F. X. SILLERMAN


                                      SILLERMAN CAPITAL HOLDINGS L.P.

                                      By: Sillerman Capital Holdings, Inc.,
                                          its General Partner

                                      By: /s/ ROBERT F. X. SILLERMAN
                                          --------------------------
                                          Name:  Robert F. X. Sillerman
                                          Title: President


                                      /s/ SIMON FULLER
                                      ----------------
                                      SIMON FULLER